UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on July 20, 2026, Magic Empire Global Limited (“we,” “our,” “us,” or the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $5,000,000 of securities, consisting of 20,000,000 Class A ordinary shares of the Company, at a purchase price of $0.25 per share.

Completion of the Purchase Agreement occurred on July 20, 2026.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (file no. 001-41467) filed with the SEC on July 27, 2026)

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: August 11, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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